Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Encompas Health Corp. (EHC)
Name of persons relying on exemption: As You Sow™
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Encompass Health Corp. (EHC)
Vote Yes: Item #4 – Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Annual Meeting: May 2, 2024

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Encompass Health Corp. ("Encompass Health") report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so that investors can assess and compare the effectiveness of companies' diversity, equity, and inclusion programs.

SUMMARY

Studies show significant barriers continue to exist for diverse employees seeking to advance within their careers. However, there exists a robust link between workforce and management diversity and corporate performance. Ineffective workplace diversity and inclusion policies can entrench homogeneity, generating competitive and legal risks. As a result, investors need quantitative, comparable data in order to understand the effectiveness of companies’ diversity and inclusion policies.

Unfortunately, Encompass Health is lagging behind its peers with respect to such disclosures, resulting in the absence of comparable, consistent, and decision-useful data from which investors can draw meaningful conclusions. Additional disclosure is necessary.

While Encompass Health does release some workforce diversity data, the information it releases is “snapshot” data, akin to a balance sheet, which details workforce diversity at a single point in time. This provides little longitudinal information about the effectiveness of the Company’s diversity and inclusion policies. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is workforce diversity data, by itself, insufficient in assessing the effectiveness of a company’s human capital management initiatives. Instead, as the Proposal requests, investors need quantitative metrics for hiring, retention, and promotion of employees that can demonstrate the route that Encompass has taken to achieve its current workforce diversity.

2024 Proxy Memo Encompass Health Corp. | Requesting Annual Diversity and Inclusion Efforts Report

More nuanced data allows for a more accurate understanding of companies’ ability to benefit from human capital diversity. For example, one company may have a diverse workforce supported by and committed to the organization, with little turnover, but operating within a region or industry with limited diverse individuals to draw from. It would, therefore, be expected to have a low hiring rate, but reassuring promotion and retention rate data. Another company may have workforce diversity data which appears “better” than the first company, but if it has high hiring and high attrition rates, investors would have reason to be concerned that ineffective DEI initiatives are leading to significant unnecessary costs being borne to recruit and train diverse employees, and that litigation risk may exist.

Quantitative data demonstrating the effectiveness of Encompass’s diversity and inclusion programs will provide investors with critical information about the Company’s workforce management. Such data would demonstrate if a sufficient pipeline of talent is being hired, if that talent is being effectively stewarded through the Company, and if diverse employees remain at the organization. It may also tell other stories: of weak recruiting, stagnation, or a brain drain. This information will help shareholders judge the Company’s value and risk compared to its peers.

RATIONALE FOR A YES VOTE

1.	Research shows a link between management diversity and corporate financial performance, particularly within the healthcare sector.
2.	Corporate policies that allow harassment and discrimination undermine business success.
3.	Encompass’s DEI reporting significantly lags peers.

DISCUSSION

1.	Research shows a link between management diversity and corporate financial performance, particularly within the healthcare sector.

Companies who are intentional about their diversity, equity, and inclusion programs and practices are more likely to outperform their peers financially.

An As You Sow and Whistle Stop Capital report, “Capturing the Diversity Benefit” released in November 2023, reviewed 1,641 companies' demographic workforce data (EEO-1 reports) by sex, race, and ethnicity from 2016-2021. The researchers found statistically significant positive correlations between increased management diversity and corporate financial performance across eight difference financial indicators: enterprise value growth rate, free cash flow per share, income after tax, long-term growth mean, 10-year share price change, mean return on equity (ROE), return on invested capital (ROIC), and 10-year total revenue compound annual growth rate (CAGR).1

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1 https://www.asyousow.org/report-page/2023-capturing-the-diversity-benefit

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2024 Proxy Memo Encompass Health Corp. | Requesting Annual Diversity and Inclusion Efforts Report

In addition, research consistently indicates that companies with diverse teams have better management, stronger long-term growth prospects, and see improved share value. These studies include:

●	McKinsey’s research[2] indicates that companies with both gender and racial diversity in executive teams have an increased likelihood of above-average profitability. As it writes, “Companies in the top quartile for board-gender diversity are 27 percent more likely to outperform financially than those in the bottom quartile. Similarly, companies in the top quartile for ethnically diverse boards are 13 percent more likely to outperform than those in the bottom quartile.”

●	World Economic Forum research shows that companies with above-average diversity scores drive 45 percent average revenue from innovation, while companies with below-average diversity scores drive only 26 percent of average revenue from innovation.[3]

●	A survey of almost 13,000 enterprises in 70 countries produced by the International Labor Organization finding that “businesses with genuine gender diversity, particularly at senior level, perform better, including seeing significant profit increases… More than 57 percent of respondents agreed that gender diversity initiatives improved business outcomes.”[4]

American Banker,5 PwC,6 Bloomberg,7 and others have also emphasized the importance of diversity, equity, and inclusion to a company’s financial performance, while other observers have noted the strong interest employees have in working for diverse companies and within diverse teams.8

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2 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

3 ttps://online.uncp.edu/degrees/business/mba/general/diversity-and-inclusion-good-for-business

4 https://www.ilo.org/global/about-the-ilo/newsroom/news/WCMS_701767/lang--en/index.htm

5 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

6 https://www.pwc.com/us/en/governance-insights-center/annual-corporate-directors-survey/assets/pwc-2017-annual-corporate--directors--survey.pdf

7 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

8 https://www.purdueglobal.edu/blog/business/diversity-equity-inclusion-trends; https://www.forbes.com/sites/forbeshumanresourcescouncil/2023/03/07/4-ctiical-dei-trends-to-watch-in-2023/?sh=1a60082a2f06

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2024 Proxy Memo Encompass Health Corp. | Requesting Annual Diversity and Inclusion Efforts Report

Within the healthcare sector, As You Sow and Whistle Stop Capital’s “Capturing the Diversity Benefit” report9 found a significant positive correlation between increased manager diversity, free cash flow per share, income after tax, long-term growth, and 10-year compound annual growth rate.10

2.	Corporate policies that allow harassment and discrimination undermine business success

Researchers have identified the benefits of diverse and inclusive teams: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.11

By contrast, if the lack of diversity at a company is a result of prevalent harassment and discrimination — a question that can be at least partially answered by quantitative data on hiring, retention, and promotion rates — negative consequences abound. These include reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, hindering their ability to contribute.12

The implications of a non-inclusive workplace go beyond directly impacted employees. In a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice, and 72 percent said that they would consider leaving an employer for a more inclusive work environment.13

Finally, companies have a continuing legal obligation to ensure a workplace free from harassment and discrimination on the basis of characteristics such as race, ethnicity, sex, and gender.14 Ineffective diversity and inclusion policies may be indicative of broader issues within a company that contribute to potential legal liability and reputational damage.

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9 https://www.asyousow.org/report=page/2023-capturing-the-diversity-benefit

10 https://www.asyousow.org/report=page/2023-capturing-the-diversity-benefit

11 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

12 https://www.apa.org/news/press/releases/stress/2015/impact

13 https://www.prnewswire.com/news-releases/seventy-two-percent-of-working-americans-surveyed-would-or-may-consider-leaving-an-organization-for-one-they-think-is-more-inclusive-
deloitte-poll-finds-300469961.html

14 https://www.justice.gov/crt/laws-we-enforce

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2024 Proxy Memo Encompass Health Corp. | Requesting Annual Diversity and Inclusion Efforts Report

Successful diversity and inclusion programs do not hire or promote employees because of their race, gender, or other diverse characteristic. Rather, well-implemented DEI initiatives ensure that an employee’s race, gender, or other diverse characteristic does not prevent them from reaching the same career milestones, and ability to contribute to the company, as their non-diverse colleagues.

3.	Encompass’s DEI reporting significantly lags peers.

Encompass lags its peers in the disclosure and transparency it provides to investors about diversity and inclusion. Companies that release, or have committed to release, more inclusion data than Encompass include Centene, CVS Health, Gilead Sciences, Illumina, Pfizer, Biogen, Thermo Fisher Scientific, and UnitedHealth Group.

Below are examples of inclusion factor data that Encompass’s peers are disclosing, or have committed to disclose, as of March 10th, 2024:15

●	Hiring: 231 companies disclose hiring rate data related to gender. 107 companies disclose hiring rate data related to race.

●	Promotion: 87 companies disclose promotion rate data related to gender. 46 companies disclose promotion rate data related to race.

●	Retention: 127 companies disclose retention rate data related to gender. 57 companies disclose retention rate data related to race.

Just as a company is expected to provide revenue data, rather than simply explaining a marketing strategy, investors need companies to provide DEI data, rather than just disclosing qualitative descriptions of DEI programs and policies.

Investors understand that this data should not be released in a vacuum. Narrative around why the numbers are the way they are and any other relevant information that helps frame the data in a way unique to the Company is expected, challenging the Board’s idea that “the requested additional demographic data would provide an incomplete picture lacking in context and otherwise not be meaningful…” and that “A company’s culture and its DEI efforts cannot be reduced solely to numbers.”

The Board claims, in its statement of opposition to this proposal, that the ask would “cause us to incur undue cost and administrative burden without commensurate benefit to our stockholders.” Companies typically already collect this information internally, in order to track the effectiveness of their human capital management, to ensure compliance with anti-discrimination legislation, and to monitor the effectiveness of their DEI programs.The indication that a company does not already have strong human capital data collections systems in place should be concerning to investors.

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15 https://www.asyousow.org/our-work/social-justice/workplace-equity/data-visualization

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2024 Proxy Memo Encompass Health Corp. | Requesting Annual Diversity and Inclusion Efforts Report

CONCLUSION

A “Yes” vote is warranted. The Company has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Encompass.

Vote “Yes” on this Shareholder Proposal #4

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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